Filed by Alternative Credit Income Fund pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Alternative Credit Income Fund

Commission File No.: 811-23016

File No. of Related Registration Statement: 333-294601

ALTERNATIVE

CREDIT INCOME FUND

FOR IMMEDIATE RELEASE

Alternative Credit Income Fund Announces Change of Date to the Special Meeting of Shareholders to Allow Additional Time for Shareholders to Vote "FOR" the Merger Proposal

Shareholders of ACIF Who Have Voted Thus Far Have Expressed Strong Support for the Proposed Merger, with Approximately 86% of Shareholder Voting in Favor of the Transaction as of August 13, 2026

One-time Discretionary Repurchase Offer for up to 15% of ACIF's Outstanding Shares Immediately Prior to the Closing of the Merger

NEW YORK, August 14, 2026 – Alternative Credit Income Fund ("ACIF") announced today that its Special Meeting of Shareholders (the "ACIF Special Meeting") will take place on September 3, 2026 at 12:30 p.m., Eastern Time, rather than August 14, 2026, to provide shareholders with additional time to cast their votes to approve the proposed merger of BCPL Merger Sub, Inc. ("Merger Sub"), a subsidiary of BC Partners Lending Corporation ("BCPL"), with and into ACIF (the "Merger Proposal").

Shareholders of ACIF can attend the meeting and cast their votes by following the instructions outlined in the amended proxy statement. Alternatively, shareholders can also access the virtual meeting and vote by going to the following website: http://www.virtualshareholdermeeting.com/RCIXX2026SM, or by calling 1-800-690-6903 and providing the control number, which is listed on the proxy card received. **The Board of Trustees of ACIF unanimously recommends that shareholders vote "FOR" the proposed merger.**

The record date for determining shareholders entitled to vote at the reconvened ACIF Special Meeting remains the close of business on April 14, 2026. Shareholders as of the record date are eligible to vote, even if they have subsequently sold their shares. Shareholders who have already voted do not need to take any further action. Proxies previously submitted will be voted at the reconvened ACIF Special Meeting unless properly revoked.

The Board of Trustees of ACIF respectfully requests shareholders vote their proxies as soon as possible. Voting promptly will help ensure that the ACIF Special Meeting can proceed without further delays.

Shareholders can access the proxy statement and prospectus by clicking HERE. Shareholders who have questions about the meeting date, proxy statement or about voting their shares should contact ACIF's proxy solicitor, Broadridge. Shareholders may call Broadridge Monday through Friday, 9:00 a.m. to 10:00 p.m. Eastern Time, at 1-800-690-6903 (with a Proxy Card) or (866) 530-1438 (without a Proxy Card).

Management Commentary

Ted Goldthorpe, President and Chief Executive Officer of ACIF and Head of the BC Partners Credit Platform, stated, "We appreciate the continued support from shareholders who have already voted and encourage those who have not yet done so to vote FOR the proposal.

The level of support reflected in the votes cast to date underscores our confidence in the strategic and financial merits of the transaction. We believe the combined company will benefit from greater scale and enhanced access to capital, creating a stronger platform to deliver long-term value for shareholders.

We encourage all shareholders who have not yet voted to make their voices heard. As a reminder, if ACIF shareholders approve the Merger Proposal, the Fund intends to conduct a one-time discretionary repurchase offer for up to 15% of ACIF's outstanding shares immediately prior to the closing of the merger."

About Alternative Credit Income Fund

ACIF is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. ACIF's investment objectives are to produce current income and achieve capital preservation with moderate volatility and low to moderate correlation to the broader equity markets. ACIF pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets in fixed-income and fixed-income related securities of any sector of any industry. For more information, visit https://www.altcif.com/.

About BC Partners Lending Corporation

BCPL, a Maryland corporation, is a non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended. BCPL's investment objective is to make investments that generate current income and, to a lesser extent, capital appreciation, primarily in the form of debt investments, which may include secured debt, unsecured debt, other debt and/or equity in private middle-market companies. BCPL's investment activities are managed by its investment adviser, BC Partners Advisors L.P. ("BC Partners Advisors").

Merger Sub is a Delaware corporation and a newly incorporated wholly owned subsidiary of BCPL. Merger Sub was formed in connection with, and for the sole purpose of, the merger.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to future operating results of BCPL and ACIF, and distribution projections; business prospects of BCPL and ACIF, and the prospects of their portfolio companies; and the impact of the investments that BCPL and ACIF expect to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the merger on the expected timeline, or at all; (ii) the expected synergies and savings associated with the merger; (iii) the ability to realize the anticipated

benefits of the merger, including the expected elimination of certain expenses and costs due to the merger; (iv) the percentage of ACIF shareholders voting in favor of the applicable Proposal (as defined below) submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; (vii) risks related to diverting management's attention from ongoing business operations; (viii) the combined company's plans, expectations, objectives and intentions, as a result of the merger; (ix) any potential termination of the merger agreement; (x) the future operating results and net investment income projections of BCPL, ACIF or, following the closing of the merger, the combined company; (xi) the ability of BC Partners Advisors to implement its future plans with respect to the combined company; (xii) the ability of BC Partners Advisors and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of BCPL, ACIF or, following the closing of the merger, the combined company, and the prospects of their portfolio companies; (xiv) the impact of the investments that BCPL, ACIF or, following the closing of the merger, the combined company expect to make; (xv) the ability of the portfolio companies of BCPL, ACIF or, following the closing of the merger, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that BCPL, ACIF or, following the closing of the merger, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of BCPL, ACIF or, following the closing of the merger, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of BCPL, ACIF or, following the closing of the merger, the combined company; (xix) the risk that stockholder litigation in connection with the merger may result in significant costs of defense and liability; and (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities). BCPL and ACIF have based the forward-looking statements included in this document on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although BCPL and ACIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that BCPL and ACIF in the future may file with the SEC, including the Proxy Statement and Registration Statement (in each case, as defined below), annual reports on Form N-CSR and Form 10-K, semi-annual reports on Form N-CSRS, quarterly reports on Form NPORT and Form 10-Q, and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCPL, ACIF or in any fund or other investment vehicle managed by BC Partners or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the proposed merger of BCPL and ACIF and certain related matters (the "Proposals"). In connection with the Proposals, BCPL has filed a registration statement (Registration No. 333-294601) with the SEC (the "Registration Statement") that contains a combined proxy statement for ACIF and a prospectus of BCPL (the "Proxy Statement") and has mailed the Proxy Statement to ACIF's shareholders. The Registration Statement and Proxy Statement will contain important information about BCPL, ACIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be

made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. **SHAREHOLDERS OF ACIF ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCPL, ACIF AND THE PROPOSALS.** Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov or, for documents filed by ACIF, from ACIF's website at https://www.altcif.com. Investors may also request a copy of BCPL's filings (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents) at no cost by writing, emailing or calling at the following address and telephone number: BC Partners Lending Corporation, 650 Madison Avenue, 3rd Floor, New York, NY 10022, (212) 891-2880.

Participants in the Solicitation

BCPL, its directors, certain of its executive officers and certain employees and officers of BC Partners Advisors and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of BCPL is set forth in its proxy statement for its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2026. ACIF, its trustees, certain of its executive officers and certain employees and officers of ACIF and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the trustees and executive officers of ACIF is set forth in ACIF's Semi-Annual Report on Form N-CSRS, which was filed with the SEC on June 9, 2026. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCPL stockholders and ACIF shareholders in connection with the Proposals will be contained in the Registration Statement, including the Proxy Statement included therein, and other relevant materials when such documents become available. These documents may be obtained free of charge from the sources indicated above.

Contacts:
Alternative Credit Income Fund
650 Madison Avenue, 3rd floor
New York, NY 10022

Brandon Satoren
Chief Financial Officer
Brandon.Satoren@bcpartners.com
(212) 891-2880